Taylor & Martin Group, Inc.

12 Greenway Plaza, Suite 1100

Houston, Texas 77046

November 15, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Taylor & Martin Group, Inc.
Registration Statement on Form S-1 (“Registration Statement”)
Filed August 30, 2012
File No. 333-183637

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Taylor & Martin Group, Inc. (the “Company”) hereby applies to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-183637), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2012.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Taylor & Martin Group, Inc., 12 Greenway Plaza, Suite 1100, Houston, Texas 77046, facsimile number (713) 221-1188 with a copy to the Company’s counsel, Bracewell & Giuliani LLP, 711 Louisiana Street, Suite 2300, Houston, Texas 77002, facsimile number (713) 437-5370, attention William S. Anderson.

U.S. Securities and Exchange Commission

November 15, 2012

If you have any questions or require any further information, please contact William S. Anderson of Bracewell & Giuliani LLP at 713-221-1122.

                                             Sincerely,

Taylor & Martin Group, Inc.

By:	/s/ Rod K. Cutsinger
Rod K. Cutsinger
President and Chief Executive Officer